UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  SRKP 5, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                  Glenn Krinsky
                        1 Embarcadero Center, Suite 2200
                             San Francisco, CA 94111
                                 (310) 203-2902
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 3, 2007
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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None
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              1. Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                 Glenn Krinsky
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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions) (a)
                               (b)
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              3. SEC Use Only
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              4. Source of Funds (See Instructions) (See item 3)   PF
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              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
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              6. Citizenship or Place of Organization
                 U.S.A.
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Number of          7. Sole Voting Power       270,000
Shares           ---------------------------------------------------------------
Beneficially       8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each               9. Sole Dispositive Power  270,000
Reporting        ---------------------------------------------------------------
Person With       10. Shared Dispositive Power
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             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                                              270,000
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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
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             13. Percent of Class Represented by Amount in Row (11)        6.8%
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             14. Type of Reporting Person (See Instructions)
                 IN
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

Item 1.  Security and Issuer.

       This Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of SRKP 5, Inc., whose principal executive offices are located at 4737 North Ocean Drive, Suite 207, Lauderdale by the Sea, FL 33308 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Glenn Krinsky (the "Reporting Person").

      (b) The business address of the Reporting Person is 1 Embarcadero Center, Suite 2200, San Francisco, CA 94111.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is Attorney at Ropes and Gray, LLP, located at 1 Embarcadero Center, Suite 2200, San Francisco, CA 94111.

      (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

      On August 3, 2007, the Reporting Person purchased a warrant to purchase 135,000 shares of Common Stock at an exercise price of $0.01 per share (the "Warrant") for an aggregate purchase price equal to $625.05. The source of funding for this purchase was personal funds. The Warrant is immediately exercisable and expires on August 3, 2013.

Item 4.  Purpose of Transaction.

      The Reporting Person purchased the Warrant for investment purposes.

Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 270,000 shares of Common Stock, representing 6.8% of the outstanding shares of Common Stock (based upon 3,857,150 shares of Common Stock issued and outstanding as of the date hereof).

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 270,000 shares of Common Stock beneficially owned by the Reporting Person.

      (c) The Warrant to purchase 135,000 shares of Common Stock reported herein was acquired by the Reporting Person effective August 3, 2007.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 270,000 shares of Common Stock beneficially owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      None.

Item 7.  Material to Be Filed as Exhibits.

      None.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         September 13, 2007


                                         /s/ Glenn Krinsky
                                         --------------------------------------
                                         Glenn Krinsky